Norske Skog

Skogn, 2002-03-15

United States Securities and Exchange Commission
Washington DC 20549

USA

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange today March 15, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Message to Oslo Stock Exchange February 27, 2002

Norske Skogindustrier ASA

7620 Skogn	N-7620 Skogn, Norway
Telefon: 74 08 70 00	Telephone: +47 74 08 70 00
Telefaks: 74 08 71 00	Telefax: +47 74 08 71 00
Foretaksregisteret:	Register of business enterprises:
NO 911 750 961 MVA	NO 911 750 961 VAT

Sale of own shares

In connection with Norske Skog's bonus programme, a total of 3,372 shares have today been sold to a group of Norske Skog management people. The shares represent half of each person's after-tax bonus, and in accordance with agreements they shall be sold at the average price of the share during the period February 1 – 15, which was NOK 157.50.

One of the employees at Norske Skog PISA has returned the 50 shares which he bought at the recent sale of shares to employees, at NOK 133 per share.

Norske Skog's holding of its own shares after these two transactions, is 889,282 shares.

Skogn, 15.03.2002
NORSKE SKOGINDUSTRIER ASA

Jarle Langfjæran
Vice President Investor Relations